UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Catabasis Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

14875P 206

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14875P 206

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,687,185
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,687,185

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,687,185
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 14875P 206

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,687,185
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,687,185

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,687,185
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 14875P 206

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 780,266
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 780,266

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 780,266
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 14875P 206

1.	Names of Reporting Persons. Perceptive Xontogeny Venture Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,906,919
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,906,919

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,906,919
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0%
14.	Type of Reporting Person (See Instructions) PN

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

(a)

This Schedule 13D is being filed by Perceptive Advisors LLC (“Perceptive Advisors”), Joseph Edelman (“Mr. Edelman”), Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund”), and Perceptive Xontogeny Venture Fund, L.P. (“Perceptive Xontogeny”, and together with Perceptive Advisors, Mr. Edelman, and the Master Fund, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Perceptive Xontogeny Ventures GP, LLC (“GP”) is the general partner of Perceptive Xontogeny. Perceptive Advisors serves as the investment advisor to the Master Fund and Perceptive Xontogeny, and Mr. Edelman is the managing member of Perceptive Advisors and GP. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 51 Astor Place 10th Floor, New York, NY 10003.

(c)

The principal business of Perceptive Advisors is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of the Master Fund and Perceptive Xontogeny s to invest in securities. The principal occupation of Mr. Edelman is as the managing member of Perceptive Advisors.

(d)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Perceptive Advisors is a Delaware limited liability company. Mr. Edelman is a United States citizen. The Master Fund is a Cayman Islands corporation. Perceptive Xontogeny is a Delaware limited partnership.

Schedule A attached hereto sets forth the information regarding the directors, officers and partners of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons acquired beneficial ownership of the shares of the Common Stock in the transactions described in Item 5(c).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 76,948,803 outstanding shares of Common Stock, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2021, which gives effect to the automatic conversion of certain of the Issuer’s Series X Convertible Preferred Stock to Common Stock, subject to certain beneficial ownership limitations.

As disclosed in its Schedule 13D, Xontogeny, LLC (“Xontogeny”) holds 7,687,185 shares of Common Stock and 1,090.188 shares of Series X Convertible Preferred Stock. In the aggregate, when giving effect to the respective beneficial ownership limitations, the Master Fund, Perceptive Xontogeny and Xontogeny beneficially own 15,374,370 shares of Common Stock, representing 19.8% of the Issuer’s outstanding shares of Common Stock.

(b)

The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Pursuant to the terms of the Series X Convertible Preferred Stock, the Reporting Person’s beneficial ownership limitation is currently 9.99%. Perceptive Xontogeny currently holds 25,946.632 shares of Series X Convertible Preferred Stock, convertible into 25,946,632 shares of Common Stock (without giving effect to the beneficial ownership limitation). The Master Fund currently holds 4,070.734 shares of Series X Convertible Preferred Stock, convertible into 4,070,734 shares of Common Stock (without giving effect to the beneficial ownership limitation).

(c)

On June 8, 2021, Perceptive Xontogeny received 4,973,368 shares of Common Stock upon the conversion of Series X Convertible Preferred Stock, and the Master Fund received 780,266 shares of Common Stock upon the conversion of Series X Convertible Preferred Stock.

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and restated as follows:

Exhibit 1 Joint Filing Agreement

Exhibit 2 Agreement and Plan of Merger, dated January 28, 2021, by and among Catabasis Pharmaceuticals, Inc., Cabo Merger Sub, I, Inc., Cabo Merger Sub II, LLC and Quellis Biosciences, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on January 29, 2021)

Exhibit 3 Certificate of Designations of Series X Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on January 29, 2021)

Exhibit 4 Stock Purchase Agreement, dated as of January 28, 2021, by and among Catabasis Pharmaceuticals, Inc. and each purchaser identified therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on January 29, 2021)

Exhibit 5 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on January 29, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2021

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

PERCEPTIVE XONTOGENY VENTURE FUND, L.P.

By:	Perceptive Xontogeny Ventures GP, LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of the shares of Common Stock (to the extent not pursuant to Item 5(a)) of each director, officer, and general partner of the Reporting Persons (to the extent not set forth in Item 2).

Master Fund

Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Shares of Common Stock
Scott Dakers (United Kingdom)	Director	c/o Elian Fiduciary Services (Cayman) Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9007 Cayman Islands	None
Ernest A. Morrison (United Kingdom)	Director	Cox Hallett Wilkinson Milner House 18 Parliament Street P.O. Box HM 1561 Hamilton HM FX Bermuda	None
James Nicholas (United States)	Director	c/o GenesisPoint LLC 30 Old Kings Highway S Darien, CT 06820	None

Perceptive Xontogeny Venture Fund, L.P.

Perceptive Xontogeny Ventures GP, LLC	General Partner	c/o 51 Perceptive Advisors, LLC, Astor Place, 10th Floor New York, NY 10003	None